FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated November 23, 2020.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 23, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 28, 2020

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on December 28, 2020 at 2 p.m. Israel time for the following purposes (the “Meeting”):

1.	to re-elect six members of the Board of Directors to serve until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	to elect Mr. Ami Shafran to serve as an external director for a three-year term;

3.	subject to his election under Item 2, to approve a grant of options to Mr. Shafran;

4.	to amend the Company’s compensation policy for directors and officers;

5.	to approve the terms of service and compensation of the Chief Executive Officer of the Company;

6.
to extend the term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., for a three-year period; and

7.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2019 will be received and considered at the Meeting.

              Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 7, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 30, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 10 a.m. Israel time, on December 28, 2020, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting.

In light of the recent outbreak of the coronavirus (COVID-19) pandemic, the Company  reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than December 18, 2020, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 (the “ICL”)) is November 30, 2020.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals in Items No. 1 through 7 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve Items 2, 4, 5 and 6, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2166) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors, Dov Baharav, Chairman of the Board of Directors

November 23, 2020
ii

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 28, 2020

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on December 28, 2020, at 2 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2020 Annual General Meeting of Shareholders (the “Meeting”).

The Notice of Meeting, this Proxy Statement and the enclosed Proxy Card are being mailed to our shareholders on or about December 1, 2020.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	to re-elect six members of the Board of Directors to serve until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	to elect Mr. Ami Shafran to serve as an external director for a three-year term;

3.	subject to his election under Item 2, to approve a grant of options to Mr. Shafran;

4.	to amend the Company’s compensation policy for directors and officers;

5.	to approve the terms of service and compensation of the Chief Executive Officer of the Company;

6.
to extend the term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., for a three-year period; and

7.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on November 30, 2020 are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10 a.m. Israel time, on December 28, 2020, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shares Traded on TASE. Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

In light of the recent outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out‑of‑pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 10 a.m., Israel time, on December 28, 2020, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals in Items Nos. 1 through 7 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve Items 2 4, 5 and 6, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of November 16, 2020, the Company had 55,544,762 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND “FOR” EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I. RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the directors named below for re-election to our Board of Directors. We are unaware of any reason why any of the nominees, if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as director if elected.

Our Board of Directors has nominated six of our current directors, Messrs. Dov Baharav, Amiram Boehm, Ishay Davidi, Aylon (Lonny) Rafaeli, Meir Shamir and Ms. Dafna Sharir for re-election. If re-elected at the Meeting, Mr. Baharav shall continue to serve as Chairman of the Board of Directors following the Meeting.

The Company has two additional directors who serve as the Company’s “external directors” in accordance with the ICL, Mr. Elyezer Shkedy whose term expires in June 2023, and Ms. Dafna Cohen, whose term of service expires on January 3, 2021. As set forth in Item No. 2, Mr. Ami Shafran is proposed to be elected at the Meeting as an external director for a three-year term, to succeed Ms. Cohen.

In accordance with the ICL, each of the nominees for election to our Board of Directors (as well as our external directors and external director nominee) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and all of our directors attended more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Name	Age

Dov Baharav	70
Amiram Boehm	49
Ishay Davidi	58
Aylon (Lonny) Rafaeli	67
Meir Shamir	69
Dafna Sharir	52

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016. Mr. Baharav served as the chairman of the board of directors of Cyberint Inc., a provider of cyber security services and products solutions since October 2014 Until March 2020. Mr. Baharav served as a member of the board of directors of Mellanox Technologies Ltd., a supplier of end-to-end InfiniBand and Ethernet connectivity solutions since November 2010 till October 2018. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Limited, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is Chairman of the scholarship fund of the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as an M.B.A. degree from Tel Aviv University, Israel.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE) and DIMAR Ltd, DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor  Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Hadera Paper Ltd. (TASE) and Polyram plastics, Dimar Cutting Tools, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), GI Ltd., (TASE), SOS Ltd., DelekSon Ltd., Bet Shemesh Engines Holdings (TASE), Kamada Ltd (TASE and NASDAQ) and P.C.B Technologies Ltd (TASE) and RIMONI Industries Ltd.  (TASE). Mr. Davidi previously served as the Chairman of the board of directors of Inrom Industries Ltd. Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Aylon (Lonny) Rafaeli has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Prior to this role, Mr. Rafaeli was Chief Executive Officer of Hasbro Israel (toys). Mr. Rafaeli is a member of the board of directors of the TALI Education Fund and a veteran association of an IDF elite unit. Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem, Israel.

Meir Shamir has served on our Board of Directors since May 2016. Mr. Shamir is the chief executive officer and a director of Mivtach Shamir Holdings Ltd., a public company traded on the Tel Aviv Stock Exchange. Mivtach Shamir is a holding company active in spotting and initiating investments in technology, and in commercial real estate development, tangible investments and finance, in Israel and throughout Europe, the U.S. and India. Mr. Shamir served as a navigator in the Israeli Air Force. Mr. Shamir, an active philanthropist, established a fund to grant scholarships to under-privileged high school and college students, and since 2012 he has served as the Head of the Presidency of “Taglit” (Birthright Israel). Mr. Shamir holds a Business and Economics Administration degree and received an Honorary Doctorate from Bar Ilan University, Israel.

 Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL. B degree, both from Tel Aviv University, Israel, a LL.M. degree in Tax Law from New York University, and a M.B.A. degree from INSEAD.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to re-elect Dov Baharav as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

FURTHER RESOLVED, to re-elect Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

FURTHER RESOLVED, to re-elect Ishay Davidi as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

FURTHER RESOLVED, to re-elect Aylon (Lonny) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

FURTHER RESOLVED, to re-elect Meir Shamir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified, and

FURTHER RESOLVED, to re-elect Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified.”

          The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

ITEM II.  ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Under the ICL, public companies are required to appoint at least two external directors who must meet specified standards of independence. An external director is appointed for an initial term of three years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the ICL and the regulations promulgated thereunder.

The Company has two directors who serve as the Company’s “external directors” in accordance with the ICL, Mr. Elyezer Shkedy whose term expires only in June 2023, and Ms. Dafna Cohen, whose term expires on January 3, 2021 and who is not standing for re-election at the Meeting.

Our Board of Directors has nominated Mr. Ami Shafran to be appointed as an external director commencing on January 4, 2021 for a three-year term as our second external director. Following is Mr. Shafran’s biographical information:

          Major General (ret.) Ami Shafran, (66), has served since 2018 as a venture partner at Moneta Capital, an Israeli venture capital fund focused in the fitness and data sciences domains. Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C41 of the Israel Defense Force). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, MAFAT (chief of science) and chief of staff of the Ministry of Defense and the Research and Development Attaché to the Israeli Embassy in Washington DC.

Since 2017, Mr. Shafran has served as a director of Paz Group (TASE), and a non-executive chair of Elsight (Australian Stock Exchange or ASX), and since 2017 has served as head of the advisory board at Security Matters (ASX). Mr. Shafran served as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions and President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University in Israel and a M.B.A. degree from the Tel Aviv University.

In accordance with the ICL, at least one external director elected must have “accounting and financial expertise” and any other external director must have either ‘‘accounting and financial expertise’’ or “professional qualification” as such terms are defined by regulations promulgated under the ICL.  Our Board of Directors has determined that Mr. Shafran meets the criteria defined in the ICL and the regulations promulgated thereunder for “accounting and financial expertise”. Our Board of Directors has also determined that Mr. Shafran qualifies to serve as the “Audit Committee’s financial expert”, as required by the rules of the SEC and NASDAQ.

As required under the ICL, Mr. Shafran submitted to the Company, prior to the date of the Meeting, a declaration stating his compliance with the statutory requirements of the ICL.

It is hereby proposed to elect Mr. Ami Shafran as an external director for a three-year term commencing January 4, 2021.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Ami Shafran as an external director for a three-year term commencing on January 4, 2021.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect Mr. Shafran as an external director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Board of Directors recommends a vote FOR the election of Mr. Shafran as an external director for a three-year term.

ITEM III. APPROVAL OF GRANT OF OPTIONS TO THE NEWLY ELECTED DIRECTOR
UPON COMMENCEMENT OF HIS TERM OF SERVICE
(Item 3 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company's Compensation Policy for Executives Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

In addition to the cash compensation paid to our directors, our serving directors were each granted options to purchase 50,000 of our ordinary shares upon their appointment as directors of the Company.

          Our Compensation Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to Mr. Shafran upon commencement of his term of service as an external director.

Pursuant to the terms of our Compensation Policy for Executive Officers and Directors, the exercise price of the options to be granted to Mr. Shafran will equal 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date.

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three-year period so long as the director continues to serve as a director and will be exercisable for 12 months following cessation or termination of his service (other than for cause).

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, subject to his election under Item 2, to approve a grant of options to Mr. Ami Shafran upon commencement of his term of service as set forth in this Proxy Statement."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Shafran.

The Board of Directors recommends a vote FOR the grant of options to Mr. Shafran, the nominee for external director.

ITEM IV. AMENDMENT OF THE COMPANY’S COMPENSATION POLICY FOR
DIRECTORS AND OFFICERS
(Item 4 on the Proxy Card)

Pursuant to the ICL, all public Israeli companies, including companies whose shares are publicly-traded outside of Israel, such as Gilat, are required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by the ICL. In accordance with the ICL, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, and such policy must be reviewed and readopted within three years from the previous adoption date. The Company’s Compensation Policy for Executive Officers and Directors was last reviewed and approved by the Compensation Committee, the Board of Directors and shareholders in May 2020.

Pursuant to the Company’s Compensation Policy, the directors and officers of the Company are to be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law, with the maximum annual premium payable not exceeding $450,000.

In light of developments in the global D&O liability insurance market in recent years, the insurance premiums in the market have increased significantly, and the premium expected to be payable will likely be considerably greater than the cap set out in the Compensation Policy. In light of such cross-industry developments in the global D&O liability insurance market and order to address the significant premium, changes, the Israeli Securities Authority recent issued an opinion providing companies with relief from the Israeli law requirement to approve a premium cap in the Compensation Policy, provided the premium payable and the deductibles in the policy are on market terms and the overall cost of the insurance policy is not material to the Company.

In line with the opinion of the Israeli Securities Authority, our Compensation Committee has reviewed the Company’s Compensation Policy and recommended that the policy be amended such that there will be no cap for the premium payable for the directors’ and officers’ liability insurance. Instead, Section B.7 of the Compensation Policy will be amended to provide that the premium payable and deductibles shall be on market terms and the overall cost of the insurance policy is not material to the Company, and read as follows:

“The premium payable with respect to such insurance ~~per a 12-month period shall not exceed $450,000~~ on market terms and in an amount not material to the Company.”

Our Board of Directors subsequently approved the recommendation of the Compensation Committee and recommended that the Company’s shareholders approve such amendment.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to amend the Company’s Compensation Policy for Executive Officers and Directors as set forth in Item 4 of the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to amend the Compensation Policy for Executive Officers and Directors.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the amendment to the Compensation Policy for Executive Officers and Directors.

ITEM V. APPROVAL OF THE TERMS OF SERVICE AND COMPENSATION OF THE
 CHIEF EXECUTIVE OFFICER OF THE COMPANY
 (Item 5 on the Proxy Card)

Pursuant to the ICL, any arrangement between the Company and its Chief Executive Officer relating to his or her compensation must generally be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

The Compensation Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, terms of employment and compensation for Mr. Adi Sfadia as Chief Executive Officer of the Company, who was appointed as Interim Chief Executive Officer in July 2020 and was announced as Chief Executive Officer as of the date of this Proxy Statement.

Mr. Sfadia’s monthly salary shall be in an amount of NIS 110,000 (approximately US$33,000), effective as of the date of this Meeting. Mr. Sfadia shall also be entitled to fringe benefits’ including social benefits, annual vacation and reimbursement of expenses (collectively, the “Base Compensation”).

The Compensation Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, an annual cash bonus plan for Mr. Sfadia, for his services as the Company’s Chief Executive Officer in 2021, 2022 and 2023, as set forth in Annex A (the “CEO Bonus Plan”).

The terms of employment and compensation set forth in this Item 5 are in compliance with our Compensation Policy for executive officers and directors (as described in Item 4).

It is therefore proposed that at the Meeting the following resolution be adopted:

Item 3(a) – “RESOLVED, to approve the terms of employment and the Base Compensation of Mr. Adi Sfadia as Chief Executive Officer of the Company as described in Item 5 of the Proxy Statement.”

Item 3(b) – “RESOLVED, to approve the CEO Bonus Plan, as described in Item 5 of the Proxy Statement and in Annex A.”

The approval of the resolution in this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the resolution in Item 5.

The Board of Directors recommends a vote FOR the approval of the terms of compensation of the Chief Executive Officer.

ITEM VI. EXTENSION OF INDEMNIFICATION LETTERS
(Item 6 on the Proxy Card)

Pursuant to the provisions of the ICL and our Articles of Association, we have provided all our directors and officers from time to time with letters providing them with exemption and indemnification to the fullest extent permitted under Israeli law. All such indemnification letters were provided in an identical form, a copy of which was furnished to the SEC on Form 6-K on November 17, 2011 (the “Indemnification Agreement”).  Pursuant to the ICL, the entering into such an Indemnification Agreement with a director or officer who is affiliated with a controlling shareholder, is required to be re-approved every three years by the compensation committee, the board of directors and by a special majority vote of shareholders.

Two of our directors, Mr. Amiram Boehm and Mr. Ishay Davidi, are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd.  Our Compensation Committee and Board of Directors approved and recommended that our shareholders approve and ratify the extension of the term of the existing Indemnification Agreements with Mr. Boehm and Mr. Davidi for an additional three year term, in the exact same form as entered into with the Company’s other directors and officers.

The scope of matters covered by the Indemnification Agreements and the limitations under the ICL on indemnification, exculpation and insurance of directors and officers in described in detail in Item 6.C. of the our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 23, 2020, which can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov.

It is therefore proposed that at the Meeting the following resolutions be adopted:

 “RESOLVED, to ratify and extend the term of the currently existing Indemnification Agreement with Mr. Boehm for an additional three years, commencing on the date of the Meeting.

FURTHER RESOLVED, to ratify and extend the term of the currently existing Indemnification Agreement with Mr. Davidi for an additional three years, commencing on the date of the Meeting.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the extension of the term of Indemnification Agreements with each of Mr. Boehm and Mr. Davidi.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the extension of the term of Indemnification Agreements with Mr. Boehm and Mr. Davidi (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the ratification and extension of the term of Indemnification Agreements with Mr. Boehm and Mr. Davidi (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the ratification and extension of the term of the Indemnification Agreements with Mr. Boehm and Mr. Davidi.

ITEM VII.  RATIFICATION AND APPROVAL OF REAPPOINTMENT AND
COMPENSATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 7 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, have been our independent registered public accountants since 2000. It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2019:

Services Rendered	Fees (in thousands)	Percentage
Audit fees (1)	$670	71.28%
Tax fees (2)	$175	18.58%
Other (3)	$ 95	10.14%
Total	$939	100.00%

(1)
Audit fees are fees for audit services and include fees associated with the annual audit, services provided in connection with the audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2019 were mainly related to implementation of new accounting systems.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided by Kost Forer Gabbay & Kasierer to the Company and to its subsidiaries during 2019.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the fiscal year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the ratification and approval of reappointment and compensation of independent registered public accountants.

CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2019 and the Auditor’s Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2019 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2019, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of November 16, 2020, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and
•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of November 16, 2020 and includes the number of ordinary shares underlying options that are exercisable within sixty (60) days from the date of November 16, 2020.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 55,544,762 ordinary shares outstanding as of November 16, 2020.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through November 16, 2020 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1).	18,801,865	33.8%
Mivtah Shamir Holdings Ltd. (2)	5,375,647	9.7%
Renaissance Technologies LLC., and Renaissance Technologies Holdings Corporation (3)	2,957,417	5.3%
All directors and executive officers as a group (16 persons) (4)	1,729,895	3.1%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on January 30, 2020 with the SEC and information provided to us by such shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI  IV  Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the  “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”),  FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,801,865 Gilat Shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel.

(2)
Based on a Schedule 13G/A filed on April 7, 2016 with the SEC by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir   Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(3)
Based on Schedule 13G/A filed on February 13, 2020, with the SEC by Renaissance Technologies LLC., or RTC and Renaissance Technologies Holdings Corporation. The principal office of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation is 800 Third Avenue, New York, New York 10022.

(4)	As of November 16, 2020, all directors and executive officers as a group (16 persons) held 661,398 options that are vested or that vest within 60 days of November 16, 2020.

Compensation of Executive Officers

The 2019 annual compensation of our five most highly-compensated executive officers, as recorded in our 2019 annual financial statements, is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the Securities and Exchange Commission, which can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Yael Shofar, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: yaelsh@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

Shareholder Proposals for 2021 Annual General Meeting of Shareholders

          Under the ICL, shareholders who severally or jointly hold at least 1% of our outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in our proxy statement for our 2021 annual general meeting of shareholders pursuant to the ICL, shareholder proposals must be in writing and must be properly submitted to 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130 Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of the ICL.  The written proposal must be received by Gilat not less than 90 calendar days prior to the first anniversary of the 2020 Annual General Meeting of Shareholders (i.e., no later than September 30, 2021); provided that if the date of the 2021 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2020 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2021 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2021 will include (1) the election (or reelection) of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2020 and the auditors’ report for this period.  In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2021 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the ICL and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2021 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

Annex A

Annual Cash Bonus Plan for the Chief Executive Officer

I.	Annual Bonus Plan Years:

•	Fiscal years 2021, 2022 and 2023

II.	Eligibility Threshold for Annual Bonuses:

•	Achievement of 80% of the Company’s target operating profit metric for the applicable fiscal year, as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year.

III.	Annual Bonuses:

•	Maximum Bonus Per Fiscal Year:
o	Basic Bonus – 6 (six) base monthly salaries.
o	Over-Achievement Bonus – 2.5 (two and one-half) base monthly salaries.

•	Bonus Criteria: (i) profitability targets (more than 50%); (ii) operational targets; and (iii) non-measurable quantitative performance targets (not more than 20%).

IV.	Partial Deferral:

•
In accordance with the Company’s compensation policy for executive officers and directors, 20% of the aggregate bonus payable for each fiscal year shall be deferred and paid subject to achievement in the subsequent fiscal year of at least 80% of the target profitability metric for the subsequent fiscal year.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dov Baharav, Yael Shofar and Avivit Swisa, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 28, 2020 at 2 p.m. (Israel time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

In light of the recent outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 28, 2020

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
----------------------------------------------------------------------------------------------------------------------
_____________________________________________________________________________
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND “FOR” THE APPROVAL OF THE PROPOSALS UNDER ITEMS 3 THROUGH 7.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Items 2, 4, 5 and 6 require an indication of “Personal Interest” in the resolution and whether the undersigned is a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law, 5759-1999 (the “ICL”)).

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder”, please see the explanation in Proposal II of the Proxy Statement.
___________________________________________________________________________

(1)	To re-elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified

		FOR	AGAINST	ABSTAIN
a.	Dov Baharav (re-elect)	☐	☐	☐
b.	Amiram Boehm (re-elect)	☐	☐	☐
c.	Ishay Davidi (re-elect)	☐	☐	☐
d.	Aylon (Lonny) Rafaeli (re-elect)	☐	☐	☐
e.	Meir Shamir (re-elect)	☐	☐	☐
f.	Dafna Sharir (re-elect)	☐	☐	☐

(2)	to elect Mr. Ami Shafran to serve as an external director for a three-year term

	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 2. If you cannot make such confirmation, please check the “NO” box.

	☐ YES	☐ NO

(3)	subject to his election under Item 2, to approve a grant of options to Mr. Shafran

	☐ FOR	☐ AGAINST	☐ ABSTAIN

(4)	to amend the Company’s compensation policy for directors and officers.

	☐ FOR	☐ AGAINST	☐ ABSTAIN

4.A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 4. If you cannot make such confirmation, please check the “NO” box.

	☐ YES	☐ NO

(5)	to approve the terms of service and compensation of the Chief Executive Officer of the Company

	☐ FOR	☐ AGAINST	☐ ABSTAIN

5.A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 5. If you cannot make such confirmation, please check the “NO” box.

	☐ YES	☐ NO

(6)
to extend the term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., for a three-year period

	☐ FOR	☐ AGAINST	☐ ABSTAIN

6.A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 6. If you cannot make such confirmation, please check the “NO” box.

	☐ YES	☐ NO

(7)
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders

	☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder __________ Date __________ Signature of Shareholder__________ Date __________

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.